June 19, 2014

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:  Mara Ransom, Assistant Director

Jason Niethamer, Assistant Chief Accountant

Re:          Comment Letter Dated June 16, 2014

The Michaels Companies, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 9, 2014

File No. 333-193000

Dear Ms. Ransom:

On behalf of The Michaels Companies, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated June 16, 2014 (the “Comment Letter”) relating to the Company’s Amendment No. 3 to the Registration Statement on Form S-1, filed with the Commission on June 9, 2014 (File No. 333-193000) (the “Registration Statement”).

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.  All responses to the accounting comments were prepared by the Company in consultation with its independent registered public accounting firm.  We have set forth the Company’s responses below.

For reference purposes, the comments set out in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below such comments.  References to page numbers are to the page numbers of the Registration Statement.

Ms. Mara Ransom	June 19, 2014

Securities and Exchange Commission

Division of Corporation Finance

Responses to the June Comment Letter

General

1.                                      We note your response to comment 1 in our letter dated January 15, 2014 related to your disclosures around dilution. Please provide us a tabular reconciliation on how you arrived at the net tangible book deficit of $14.12. We are unable to recalculate this detail from the current information provided in amendment number 3 to the registration statement on Form S-1.

RESPONSE:

The Company supplementally provides the Staff with the below tabular reconciliation to its net tangible book deficit. Please note the net tangible book deficit was changed from $(14.12) (the amount reflected in the Company’s supplemental response letter filed June 12, 2014) to $(14.11), which is the amount reflected in Amendment No. 4 to the Registration Statement filed on June 16, 2014.

(millions, except per share amounts)	As of May 3, 2014	Debt Transactions		Offering		As Adjusted
Assets	$1,716	$38		$(35)		$1,719
Less:
Goodwill	94					94
Net intangible assets	—	—		—		—
Debt issue costs	50	—		—		50
Total liabilities	4,450	79	(a)	(480	)(b)	4,049
Net tangible book value (deficiency)	$(2,878)	$(41)		$445		$(2,474)
Common shares immediately prior to the offering (after giving effect to 1.476-to-one stock split)	175					175
Net tangible book value deficiency per share	$(16.42)					$(14.11)

(a)         Represents the increase in outstanding debt of $255 million (which includes $5 million of unamortized premium) from the issuance of the Additional 2020 Senior Subordinated Notes, and $850 million increase from the anticipated incurrence of the Incremental Term Loans, less $1,006 million (which includes $6 million of net unamortized premium) from the anticipated redemption of the 2018 Senior Notes which will be redeemed with the net proceeds from the Additional 2020 Senior Subordinated Notes and the Incremental Term Loans.  In addition, as a result of the expected loss related to the payment of the redemption premium and related fees and expenses for the redemption of the 2018 Senior Notes, we estimate a reduction in our income tax liability of approximately $20 million.

(b)         Represents the estimated redemption of $466 million of the Holdco Notes with the net proceeds from the offering (assuming the shares are offered at $18.00 per share, which is the mid-point of the estimated range). In addition, we estimate the redemption of the Holdco Notes and costs related to this offering will reduce our income tax liability by approximately $14 million.

Summary risk factors, page 6

2.                                      Please revise the last bullet point to include the percentage of outstanding voting power that the Sponsors will hold after the offering and clarify that the Sponsors’ ability to “control the outcome of matters submitted for stockholder approval” includes the ability to control who is elected to the board of directors and therefore to, as stated in your related risk factor, “exercise a controlling influence over our business and affairs.”

Ms. Mara Ransom	June 19, 2014

Securities and Exchange Commission

Division of Corporation Finance

RESPONSE:

The Company advises the Staff it has revised the last bullet point to the “Prospectus summary - Summary risk factors” on page 6 referenced by this comment in the amendment to the Registration Statement filed with this letter to read as follows:

“Investment funds affiliated with the Sponsors (as defined below) will own approximately 80% of the outstanding shares of our Common Stock upon the consummation of this offering and as a result will have the ability to control the outcome of matters submitted for stockholder approval, including the ability to direct the election of all of the members of our Board of Directors, and they may have interests that differ from those of our other stockholders.”

Risk factors, page 16

We face risks related to our substantial indebtedness, page 16

3.                                      We note that you specify the amount of debt you will assume on completion of the expected offering of Additional 2020 Senior Subordinated Notes and the use of such proceeds, but you do not specify the amount of debt you will assume (in addition to the above debt) due to the issuance of the Incremental Term Loans and subsequent further redemption of the 2018 Senior Notes with the proceeds from such loans. Please provide us, with a view toward disclosure in your risk factor, these amounts.

RESPONSE:

The Company advises the Staff the above referenced risk factor on page 16 was revised in the Company’s Amendment No. 4, filed on June 16, 2014, to include the amount of debt the Company will incur as a result of the issuance of the Incremental Term Loans. For purposes of clarity, we have included the text of the risk factor below marked to show the changes made in Amendment No. 4.

“Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk associated with our variable rate debt and prevent us from meeting our obligations under our notes and credit facilities. As of May 3, 2014, after giving effect to the application of proceeds from this offering as set forth under “Use of Proceeds”~~and~~, the ~~expected offering~~ issuance of Additional 2020 Senior Subordinated Notes, the expected incurrence of the Incremental Term Loans, and the anticipated use of such proceeds, as described in “Prospectus summary—Recent developments~~—Additional 2020 Senior Subordinated Notes~~”, we would have had total outstanding debt of $3,322 million, of which approximately $2,473 million was subject to variable interest rates and $849 million was subject to fixed interest rates, and an additional approximately $589 million of additional borrowing capacity (after giving effect to $61 million of letters of credit then outstanding) under our Restated Revolving Credit Facility. ~~These amounts do not reflect the potential issuance of the Incremental Term Loans or the further redemption of the outstanding 2018 Senior Notes with the net proceeds from such Incremental Term Loans, as described in “Prospectus summary—Recent developments—Incremental Term Loans.”~~ Our substantial indebtedness could have important consequences to us, including:

•                  making it more difficult for us to satisfy our obligations with respect to our debt, and any failure to comply with the obligations under our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing our indebtedness

•                  increasing our vulnerability to general economic and industry conditions

•                  requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our debt, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, selling and marketing efforts, product development, future business opportunities and other purposes

•                  exposing us to the risk of increased interest rates as certain of our borrowings, including under our Senior Secured Credit Facilities, which consist of the Restated Revolving Credit Facility and the Restated Term Loan Credit Facility (each, as defined below), are at variable rates

Ms. Mara Ransom	June 19, 2014

Securities and Exchange Commission

Division of Corporation Finance

•                  restricting us from making strategic acquisitions or causing us to make non-strategic divestitures

•                  limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes

•                  limiting our ability to plan for, or adjust to, changing market conditions and placing us at a competitive disadvantage compared to our competitors who may be less highly leveraged

The occurrence of any one of these events could have an adverse effect on our business, financial condition, results of operations, and ability to satisfy our obligations under our indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject, in the case of Holdings, MSI and FinCo Holdings and their subsidiaries, to the restrictions contained in our Senior Secured Credit Facilities and the indentures governing our notes. In addition, our Senior Secured Credit Facilities and indentures governing our notes do not restrict our owners from creating new holding companies that may be able to incur indebtedness without regard to the restrictions set forth in our Senior Secured Credit Facilities and indentures governing our notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.”

Additionally, as discussed with the Staff, the Company has revised the following table, and the option information in the second paragraph below the table (as well as a few conforming changes in other sections on the Amendment), in the “Dilution” section of the amendment to the Registration Statement filed with this letter to read as follows:

“The following table summarizes, on an as adjusted basis as of May 3, 2014, the total number of shares of our Common Stock purchased from us, the total cash consideration paid to us and the average price per share of our Common Stock paid by (i) our existing stockholders~~, (ii) shares issuable upon the exercise of options~~ and (~~iii~~ii) the new investors purchasing shares of our Common Stock in this offering.

	Shares of our Common Stock purchased		Total consideration			Average price per share of our
	Number	Percent	Amount		Percent	Common Stock
Existing Stockholders(1)	175,326,061	86%	$	~~2,615,004,539~~1,771,683,292	~~84~~78%	$	~~14.92~~10.11
New investors	27,777,778	14%		$500,000,000	~~16~~22%		$18.00
Total	203,103,839	100%	$	~~3,115,004,539~~2,271,683,292	100%	$	~~15.34~~11.18

(1) Total consideration excludes the return of cumulative dividends paid to existing stockholders of $782 million.

If the underwriters were to fully exercise the underwriters’ option to purchase additional shares of our Common Stock from the selling stockholders, the percentage of shares of our Common Stock held by existing stockholders would be approximately 84%, and the percentage of shares of our Common Stock held by new investors would be approximately 16%.

The table above does not reflect ~~6,306,499~~6,298,885.8 vested options outstanding as of May 3, 2014 under our 2014 Omnibus Plan with a weighted-average exercise price of approximately $~~8.98~~8.07 per share; ~~691,866~~691,870.6 shares of common stock pursuant to outstanding and unvested restricted stock awards under our 2014 Omnibus Plan; and shares underlying awards granted after May 3, 2014 (if any) under our 2014 Omnibus Plan. To the extent that we grant options or other equity awards to our employees or directors in the future, and those options or other equity awards are exercised or become vested or other issuances of shares of our Common Stock are made, there will be further dilution to new investors.”

The “Total consideration” and “Average price per share of our Common Stock” disclosure regarding the Company’s existing stockholders included in Amendment No. 4 to the Registration Statement was incorrect due to a failure to adjust the consideration paid per share for the effect to the Company’s 1.476-for-one stock split effected on June 6, 2014.  The correct amounts have been reflected in Amendment No. 5.

*       *       *

Ms. Mara Ransom	June 19, 2014

Securities and Exchange Commission

Division of Corporation Finance

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please contact the undersigned at 617-951-7473.  Thank you for your assistance.

Very truly yours,

/s/ David A. Fine
David A. Fine

cc:                      Carl S. Rubin, The Michaels Companies, Inc.

Charles M. Sonsteby, The Michaels Companies, Inc.

Jennifer N. Robinson, The Michaels Companies, Inc.

Michael J. Veitenheimer, The Michaels Companies, Inc.

D. Rhett Brandon, Simpson Thacher & Bartlett LLP